DANIEL M. MILLER Partner (604) 630-5199 FAX (604) 687-8504 miller.dan@dorsey.com

May 14, 2010

Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549-7010 USA Attention: Mr. Jeff Riedler Assistant Director

Re:         YM BioSciences Inc.
Form 20-F Filed September 25, 2009
File No. 001-32186

Dear Sirs and Mesdames:

On behalf of our client, YM BioSciences Inc. (the “Company”), and pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations thereunder, we transmit for your review the Company’s response, as we have been informed by the Company, to the Staff’s letter of comments, dated May 7, 2010 (the “Comment Letter”), in respect of the above noted filing.  The Company’s response below is keyed to the heading and comment number contained in the Comment Letter.

Item 4. Information on Company

1.
In response to prior comment 1, you state that it is not possible at the present time to quantify the potential aggregate amoung of milestone payments.  It appears that the milestone payments are provided in Section 7.2 of your agreements with Khunil Pharmaceuticals and Innogene Kalbiotech Private Limited and Section 9.2 of your agreement with Daiichi Pharmaceutical.  You also state that you have a confidential treatment request that includes the milestoen payments of the agreement with Daiichi Pharmaceutical.  Although there is a confidential treatment order for the individual milestone payments in your agreement with Daiichi Pharmaceutical, we do not grant confidential treatment for the potential aggregate amount of milestone payments of an agreement.  We believe that the potential aggregate amount of milestone payments under an agreement is a material term of an agreement that should be disclosed in your filing.  Please provide us with draft disclosure for your Form 20-F for the fiscal year ending June 30, 2010 that discloses the potential aggregate amount of milestone payments for your agreements with Kuhnil Pharmaceuticals, Innogene Kalbiotech Private Limited and Daiichi Pharmaceutical filed as Exhibits 4.26, 4.27 and 4.18, respectively.

May 14, 2010

The Company intends to provide in its next Annual Report on Form 20-F the following disclosure in the fourth paragraph under the heading “Licensing Arrangements – Amended and Restated Development and License Agreement between CIMYM, Inc., CIMAB S.A. and Kuhnil Pharmaceuticals Co., Ltd. dated as of August 30, 2005”:

“The maximum aggregate amount of milestone payments payable under the Kuhnil license agreement is US$700,000.”

The Company intends to provide in its next Annual Report on Form 20-F the following disclosure in the third paragraph under the heading “Licensing Arrangements – Development and License Agreement Relating to Nimotuzumab between CIMYM, Inc., CIMAB S.A., Innogene Kalbiotech Private Limited and P.T. Kalbe Farma Tbk dated as of October 31, 2005”:

“The maximum aggregate amount of milestone payments payable under the Innogene license agreement is US$3,800,000.”

The Company intends to provide in its next Annual Report on Form 20-F the following disclosure in the fourth paragraph under the heading “Licensing Arrangements – License Agreement relating to Nimotuzumabl (therCIM h-R3) ramong YM BioSciences Inc., CIMYM, Inc., CIMAB S.A. and Daiichi Pharmaceutical Co. Ltd., dated July 25, 2006”:

“The maximum aggregate amount of milestone payments payable under the Daiichi license agreement is US$21,400,000.”

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Please do not hesitate to contact the undersigned at (604) 630-5199 should you have any questions about the contents of this letter.

Yours truly,

/s/ Daniel M. Miller

Daniel M. Miller

cc:           David G.P. Allan
YM BioSciences Inc.